NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton, HM 11, Bermuda

August 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549
USA

Attention:    Linda Cvrkel, Esq.
         Branch Chief

Re:	Nordic American Tankers Limited (formerly known
as Nordic American Tanker Shipping Limited)
Form 20-F for the year ended December 31, 2010
Filed April 21, 2011
File No. 001-13944

Dear Ms. Cvrkel:

By letter dated June 9, 2011, addressed to the undersigned, the Staff of the Securities and Exchange Commission (the "Staff") provided comments to our Annual Report on Form 20-F for the year ended December 31, 2010.  By letter dated July 20, 2011, we provided responses to the Staff's comments.

Our responses, together with the Staff's additional comments, are set forth below:

Risk Factors, page 5

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 12.

1.
You state in your response to comment 2 in our letter dated June 9, 2011 that your vessels which have called on Marsa Bashayer, Sudan, "do not employ U.S. citizens and did not carry U.S. –origin cargoes." Please tell us whether this statement also applies to your vessels that have called on Kharg Island and/or Sirri Island in Iran. Also, tell us the nature of cargoes your vessels loaded and/or unloaded when they called on the ports in Iran.

The vessels that called Kharg Island and/or Sirri Island in Iran during the years 2009 and 2010 did not employ U.S. citizens and did not carry U.S.-origin cargoes. The table below gives the time of loading, place where the cargo was loaded and the type of cargo loaded:
Date of loading	Load port	Type of crude oil
January 10-12, 2009	Sirri Island	Sirri
June 8-10, 2009	Kharg Island	Iranian Heavy and Iranian Light
March 13-14, 2010	Kharg Island	Iranian Heavy

The Company's vessels did not carry refined products.

2.
In your responses to comments 2 and 3 in our letter dated June 9, 2011 you provide us with information related to the contacts of your vessels with Sudan and Iran covering the period through December 31, 2010. As we requested in those comments, please provide us with information that is current through June 30, 2011.

Eight of the Company's vessels called on Marsa Bashayer, Sudan, during the period January 1 through June 30, 2011, in order to load cargoes. These eight vessels called 10 times in total during this period.  The vessels did not employ U.S. citizens and did not carry U.S.-origin cargoes.

The Company's vessels did not carry refined products.

Critical Accounting Estimates – Long-lived assets and impairments, page 40

3.
We note from your response to our prior comment eight that you have provided us with proposed disclosure which discusses the market value of your vessels as compared to the carrying value of your vessels. However, it does not appear from your response that you plan on including this disclosure in the Critical Accounting Estimates section of MD&A in future filings. As previously noted, due to your continued decrease in operating and net income coupled with your operating losses experienced in the last fiscal year and recent interim period as well as the highly material amount of the vessels that represent in excess of 90% of your total consolidated asset value, we believe that the disclosure in critical accounting estimates should be significantly expanded to describe the specific factors and conditions where you would record an impairment loss for such vessels. Please confirm that you will revise future filings to include the proposed disclosure and illustrative table in the Critical Accounting Estimates section of MD&A. Also, we note from the introductory paragraph to the illustrative table you have provided in your response, that the table indicates which of your vessels has a market value below its carrying value. However, it does not appear that this distinction has been made in the table which lists all of your vessels and their carrying values. Please advise or revise accordingly.

The Company confirms to the Staff that the expanded disclosure, as illustrated in our previous response letter, will be included in future filings within the Critical Accounting Estimates section of the MD&A.

Further, we advise the Staff that the introductory paragraph to the illustrative table will be revised so that it accurately describes the content of the table. Additionally, we will revise the table to clearly distinguish which vessels have market values below their carrying values. Currently, 17 vessels of our 19 vessel fleet have market values (steel value as indicated by shipbrokers) below their carrying values in the aggregate amount of approximately $230 million.

For further reference please see page one of our response letter dated July 20, 2011, explaining our unique operating model including questions of valuation of vessels.

Audited Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
-Drydocking, page F-8

4.
We note that your response to our prior comment 11 includes detail of the nature of the costs deferred as drydocking costs. However, we do not believe that your response adequately responds to our prior comment. Please confirm to us that you will provide a detailed description of the types of drydocking costs included in deferred drydocking costs and an affirmative statement that the types of costs deferred are consistent in all periods presented, in the notes to the financial statements made in the Critical Accounting Estimates section of MD&A.

The Company confirms that in future filings we will include a detailed description of the types of drydocking costs included in deferred drydocking costs, and an affirmative statement that the types of costs deferred are consistent in all periods presented in the notes to the financial statements and in the Critical Accounting Estimates section of MD&A.

-Revenue and Expense Recognition, page F-8

5.
We note from your response to our prior comment 12, that you believe that based on the terms of the agreement with the customer, it is appropriate to recognize revenue from the completion of discharge of the vessels's previous cargo to the completion of discharge of the current cargo. Please revise your revenue recognition policy in the notes to the financial statement to include a disclosure that indicates that "based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo."

The Company hereby undertakes that in future filings it will revise our revenue recognition policy in the notes to the financial statement to include a disclosure that "based on the terms of the customer agreement, a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo."

Very truly yours,
Nordic American Tankers Limited

By:          /s/ Turid M. Sørensen
Name:     Turid M. Sørensen
Title:       Chief Financial Officer

cc:           Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

Trond Edvin Hov
Partner, Deloitte AS

Gary Wolfe, Esq.
Seward & Kissel LLP

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton, HM 11, Bermuda

             August 11, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549

Attention: Linda Cvrkel, Esq.

Re:	Nordic American Tankers Limited (formerly known as Nordic American Tanker Shipping Limited) Form 20-F Filed April 21, 2011 File No. 001-13944

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Nordic American Tankers Ltd.

By:	/s/ Turid M. Sørensen
Name:	Turid M. Sørensen
Title:	Chief Financial Officer